Exhibit 99.1

Catalyst to permanently close Snowflake recycle paper mill

RICHMOND, BC, July 30, 2012 /CNW/ - Catalyst Paper today announced the permanent closure of its Snowflake recycle mill located in northeastern Arizona and its subsidiary the Apache Railway Company. This follows extensive efforts to improve the operation's financial performance in the face of intense supply input and market pressures. The operation is scheduled to shut production on September 30, 2012.

"The decision to close Snowflake is an extraordinarily difficult one given the exceptional effort that employees, unions and public officials have given to address the unique challenges at this mill, said President and CEO Kevin J. Clarke. "We understand and regret the difficult impact within the Snowflake community and surrounding region created by closure of the mill. I want to acknowledge and thank all who have given us their unwavering support and cooperation. There were no stones left unturned."

Catalyst implemented a number of measures since acquiring the Snowflake operation in 2008, to address market challenges and input cost pressures. These included production of higher-value specialty paper grades at what was formerly a newsprint-only mill, capital investment, productivity, quality and service improvements, full leverage of the mill's environmental attributes, and competitive labour agreements. Catalyst has also explored a range of alternatives, including attempting to sell the mill on a going concern basis.

However with newsprint demand down more than 10 per cent annually since the end of 2008, old newsprint (ONP) price volatility and higher freight costs as procurement and sales have been forced to go further afield to source recycled paper supply and secure product orders, the mill's profitability could not be restored. ONP prices have increased approximately 163% since 2009. A US$5 per ton increase in ONP price has a negative impact of approximately US$2 million on EBITDA and approximately US$1 million on net earnings. Snowflake generated negative EBITDA since 2009. The closure of the mill is expected to result in savings of annualized selling, general and administrative expenses and avoid future operating losses associated with Snowflake. Catalyst recorded a $161.8 million asset impairment charge, required under GAAP, in the latter half of 2011. The closure will result in some initial cash costs, which are expected to be recouped from working capital and the sale of Snowflake mill assets in 2013.

"Reduced quality of ONP as municipalities moved to single stream waste recovery combined with ONP price volatility driven by export markets were obstacles on the input side. Added to these challenges are the protracted demand decline for recycled newsprint and other printing papers. While we did everything possible to prevent this outcome, employees, vendors and customers needed the certainty that today's announcement provides," Mr. Clarke said.

Mr. Clarke and other Catalyst executives are meeting today with employees and union representatives at the Snowflake Mill and Apache Railway Company to outline the closure plan. The operations currently employ 308 salaried and hourly workers. Catalyst will honor its obligations to employees and will work closely with suppliers, customers and regulators through the wind-down of operations. The site will subsequently be prepared for sale and repurposing.

Catalyst is contacting Snowflake customers today to advise them of specific transition plans. The closure is not anticipated to have any impact on operations at Catalyst's other mills. The company offers a range of environmentally preferred products, using fibre sourced from sustainably managed forests and manufactured at its low-carbon mills in BC.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release, including statements with respect to expected savings as a result of the closure of Snowflake and Catalyst's transition plans for Snowflake, are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 23:00e 30-JUL-12